Mail Stop 3561

May 14, 2010

Mitchell Rubenstein
Chairman and Chief Executive Officer
Hollywood Media Corp.
2255 Glades Road
Boca Raton, Florida 33431

>       **Re:    Hollywood Media Corp.**
>               **Preliminary Proxy Statement on Schedule 14A**
>               **Filed April 29, 2010**
>               **File No. 001-14332**

Dear Mr. Rubenstein:

We have reviewed the letter of your counsel dated April 29, 2010 in response to our letter dated February 25, 2010 and have limited our review of your revised filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note that the acknowledgements we requested were provided by counsel on behalf of the company. With your next response, please submit a separate letter from the company with the requested acknowledgements.

2. Since the consideration for Theatre Direct consists of a combination of exempt securities and cash, the information required by Item 14(c)(1) of Schedule 14A should be included in the filing. Refer to Instruction 3 to Item 14 of Schedule 14A.

Summary, page 1

Reasons for the Sale of Theatre Direct, page 6

3. We reviewed your response to comment 19 in our letter dated February 25, 2010 and your revised disclosure under this heading indicating that the board considered all of the material factors relating to the transaction, "including" those listed in the bullet points.  Please confirm to us that you have disclosed in the proxy statement all of the material factors considered by your board of directors related to the stock purchase agreement and the proposed sale of Theatre Direct. Alternatively, please revise your proxy statement to disclose all material factors, both positive and potentially adverse, considered by your board of directors.

Interests of Certain Persons in the Sale of Theatre Direct, page 7

Amendments to Amended and Restated Employment Agreements of …, page 8

4. We reviewed your response to comment 11 in our letter dated February 25, 2010 and your revised disclosure under this heading.  Please revise the second bullet on this page to quantify or estimate the value of the compensation Mr. Rubenstein and Ms. Silvers will receive as a result of future distributions, other proceeds or certain other amounts related to MovieTickets.com, Inc.

5. We reviewed your response to comment 26 in our letter dated February 25, 2010 and your revised disclosure under this heading.  Please revise the bullets on page nine describing the payments of deferred compensation to indicate the maximum amounts payable for each of these items.

Effects on Hollywood Media if the Sale of Theatre Direct is Completed . . ., page 14

6. We reviewed your response to comment 12 in our letter dated February 25, 2010 and your revised disclosure under this heading.  In order to provide the information shareholders need to assess the magnitude of the risk, please expand your disclosure to discuss the specific financial thresholds or other requirements that you may be unable to satisfy to remain listed on Nasdaq.  For example, disclose whether you will be able to meet the continued listing standards of Nasdaq based upon your pro forma financial statements giving effect to the sale of Theatre Direct.

7. We note that as a result of the transaction, you may be delisted from Nasdaq.  In addition, following the transaction you may engage in a self-tender offer.  Please provide us your analysis regarding whether this is a first step in a going private transaction under Rule 13e-3 of the Exchange Act.

Opinion of Hollywood Media's Financial Advisor, page 48

8.  We reviewed your response to comment 22 in our letter dated February 25, 2010 and your revised disclosure under this heading. Please summarize in tabular format the material projections of financial performance and disclose the underlying assumptions in the proxy statement. For example, if the financial advisor relied upon the projected revenues, EBITDA and capital expenditures during the fiscal years 2009 through 2013, please quantify these dollar amounts and disclose the assumptions used in making these calculations.

9.  With a view toward disclosure, please tell us whether revenue, as defined in the merger agreement, is calculated differently from gross sales in your historical financial statements or your projected gross sales.

Peter J. Solomon Company's Financial Analyses, page 50

10. We reviewed the materials you provided in response to comment 21 in our letter dated February 25, 2010. Please disclose or discuss in greater detail, as applicable, the assumptions underlying many of the financial analyses found in the proxy statement. For example:

  - In evaluating the present value of the promissory note, please explain how Peter J. Solomon Company arrived at discount rates ranging from 12.0% to 18.0%;

  - In evaluating the present value of the warrant, please explain how Peter J. Solomon Company determined the range of discount rates as well as the range of illustrative multiples applied to the illustrative enterprise value, implied equity value and implied present value of 5% equity discounted at 12%;

  - In evaluating the present value of the earnout, please explain how Peter J. Solomon Company determined the 10.0% to 14.0% range of discount rates and please also provide more detail explaining the assumptions underlying the low and high estimates of the present value of the earnout consideration; and

  - For its discounted cash flow analysis, please explain how Peter J. Solomon Company arrived at discount rates ranging from 10.0% to 14.0% and EBITDA terminal value multiples ranging from 4.0x to 4.5x.

Analysis of Selected Publicly Traded Comparable Companies, page 52

11. We reviewed the materials you provided in response to comment 21 in our letter dated February 25, 2010. Please tell us how you calculated EBITDA and the

derivative line items for 2008 and the twelve months ended October 31, 2009 on page 5 of the board book.

*  *  *  *  *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  You may wish to provide us with marked copies of your disclosure to expedite our review.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc:     Steven W. Vazquez, Esq.
        Foley & Lardner LLP
        Via Facsimile